Exhibit 99.2
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
ROYAL DUTCH SHELL PLC
The Bank of New York (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ROYAL DUTCH SHELL PLC will be held at Circustheater, Circusstraat 4, 2586 CW, The Hague, The Netherlands on May 16, 2006 at 11:00 a.m. (Dutch time), with an audio-visual link to a satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London W6 8DR, United Kingdom at 10:00 a.m. (UK time) for the purposes set forth in the Notice of Annual General Meeting.
This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on March 30, 2006, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities.
If you wish to request the Depositary to procure that the Custodian or its nominee shall cause the appointment of the registered holder as a proxy to attend and vote the number of Deposited Securities represented by the ADSs please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by Depositary prior to the close of business on May 9, 2006.
The Bank of New York, as Depositary
Royal Dutch Shell
Notice of Meeting
and 2005 Annual Report and
Form 20-F are available on Royal
Dutch Shell Website at:
http://www.Shell.com

ROYAL DUTCH SHELL PLC
The Bank of New York, 101 Barclay Street, New York, NY 10286
     The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing Ordinary Shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of March 30, 2006 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying Ordinary Shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 16, 2006 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth hereon.
     In order to have the Depositary, its Custodian or its nominee vote the Ordinary Shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 9, 2006.
     If you wish to attend and vote at the Meeting other than through the Depositary, its Custodian or its nominee and appoint the Registered holder of the ADSs as of the voting Record date, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 9, 2006.
     These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares represented by such ADS Shares will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

To change your address, please mark this box.	☐	ROYAL DUTCH SHELL PLC P.O. BOX 11249 NEW YORK, N.Y. 10203-0249
If you consent to use the internet site to receive all future annual reports and proxy statements, please mark this box.	☐

To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

☐	▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return
the Proxy Card Promptly
Using the Enclosed Envelope.
☒
Votes must be indicated
(x) in Black or Blue ink.

VOTE
		FOR	AGAINST	WITHHELD

1.	Adoption of Annual Report and Accounts	☐	☐	☐

2.	Approval of Remuneration Report	☐	☐	☐

3.	Election of Jorma Ollila as a Director of the Company #	☐	☐	☐

4.	Election of Nick Land as a Director of the Company #	☐	☐	☐

5.	Re-election of Lord Kerr of Kinlochard as a Director of the Company # u +	☐	☐	☐

VOTE
		FOR	AGAINST	WITHHELD

6.	Re-election of Jeroen van der Veer as a Director of the Company	☐	☐	☐

7.	Re-election of Rob Routs as a Director of the Company	☐	☐	☐

8.	Re-election of Wim Kok as a Director of the Company # n	☐	☐	☐

9.	Re-appointment of Auditors	☐	☐	☐

10.	Remuneration of Auditors	☐	☐	☐

VOTE
		FOR	AGAINST	WITHHELD

11.	Authority to allot shares	☐	☐	☐

12.	Disapplication of pre- emption rights	☐	☐	☐

13.	Authority to purchase own shares	☐	☐	☐

14.	Authority for certain donations and expenditure	☐	☐	☐

Shareholder Resolution
15.	Shareholder resolution	☐	☐	☐

Key to Directors’ duties:	# Non-executive
+ Remuneration Committee
u Nomination and Succession Committee
n Social Responsibility Committee

Please mark this box if you are appointing the Registered holder its proxy in accordance with the instruction on the reverse side.	☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here